Exhibit 99.9

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-224641) of Denison Mines Corp. (the “Registration Statements”), and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements of Denison Mines Corp. and to the inclusion and incorporation by reference of the information derived from the Form 40-F and the Registration Statements.

Dated: March 28, 2024

/s/ Andy Yackulic
Andy Yackulic, P.Geo.
Denison Mines Corp.